Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

SilverCrest Metals Inc. (the "Company")

Suite 501, 570 Granville Street

Vancouver, British Columbia

V6C 3P1 Canada

Item 2. Date of Material Change

January 10, 2020.

Item 3. News Release

The News Release dated January 10, 2020 was disseminated through Newsfile Corp.

Item 4. Summary of Material Change

The Company completed the private placement with SSR Mining Inc. previously announced on January 3, 2020 pursuant to which SSR Mining Inc. elected to exercise its shareholder participation right.

Item 5.1  Full Description of Material Change

The Company completed the private placement with SSR Mining Inc. ("SSR Mining") previously announced on January 3, 2020 pursuant to which SSR Mining elected to exercise its shareholder participation right.

SSR Mining purchased 1,819,074 common shares of the Company at a price of C$7.28 per share for a total investment of C$13,242,859.  The common shares have a statutory hold period of four months and one day expiring May 11, 2020.

With the closing of the bought deal public offering (see news release dated December 18, 2019) and exercise by SSR Mining of its equity participation right, the Company is in a robust financial position to advance the high-grade precious metal Las Chispas Project in Sonora, Mexico with C$124 million of cash and no debt.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Anne Yong, Chief Financial Officer

Telephone:  (604) 694-1730

Item 9. Date of Report

January 14, 2020.